xcpcnl business services corporation

4125 Clemmons Rd. Suite 289

Clemmons, NC 27012

336-473-1366

December 10, 2021

VIA EDGAR

Attorney Stacey Pelkin

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

Re:	XCPCNL Business Services Corporation

Form 1-A: Request for Qualification

File No. 024-11707

Dear Ms. Pelkin:

XCPCNL Business Services Corporation (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EST on Monday, December 13, 2021, or as soon as practicable thereafter. The State of Georgia is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ Timothy Matthews
Timothy Matthews CEO